UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

For Immediate Release

Pampa Energía announces the closing of EPCA's acquisition

Buenos Aires, April 8, 2011. Pampa Energía S.A. (NYSE: PAM; Buenos Aires Stock Exchange: PAMP) (“Pampa”  or the “Company”), announces that today it has closed the acquisition previously informed on January 31, 2011, pursuant to which Pampa had accepted an offer to acquire all of the shares issued by Enron Pipeline Company Argentina S.A. (“EPCA”), a company which owns 10% of the share capital of Compañía de Inversiones de Energía S.A. (“CIESA”), which in turn owns 55.3% of the share capital of Transportadora de Gas del Sur S.A. ("TGS"), for a total agreed price of US$ 29,000,000.

As a consequence of said closing: (i) shares representing approximately 98% of EPCA’s share capital were transferred to Pampa, and the remaining 2% stake was transferred to its subsidiary Pampa Participaciones S.A.; and (ii) Mr. Gustavo Mariani was designated as director and vice chairman of CIESA and TGS, and Mr. Marcos Marcelo Mindlin was designated as alternate director of CIESA and TGS.

For further information, contact:

Ricardo Torres - Chief Executive Officer

Mariano Batistella –  Strategic Planning and Investor Relations

3302 Ortiz de Ocampo, Building #4

(C1425DSR) Ciudad Autónoma de Buenos Aires, Argentina

Phone: 5411 4809 9500

http://www.pampaenergia.com/ir

investor@pampaenergia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 08, 2011

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.